

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Timothy Hwang
Chief Executive Officer
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W., 6th Floor
Washington, D.C. 20004

Re: FiscalNote Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 29, 2022
File No. 333-267098

Dear Timothy Hwang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 29, 2022

Cover Page

1. We note your response to comment 1 that you "did not disclose . . . the specific purchase price paid by the affiliates of the Company who were investors in Legacy FiscalNote (other than the Sponsor) for the securities being registered." Please tell us the nature of the affiliate status of these additional Selling Securityholders. For example, please clarify if any of these selling securityholders were PIPE investors. If so, please disclose the price that the selling securityholders paid for the securities being registered for resale.

Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brandon Bortner, Esq.